UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit 99.1 — ASE Technology Holding Co., Ltd. 2022 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: June 9, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer